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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           SONTRA MEDICAL CORPORATION
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   83568W 10 9
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [_] Rule 13d-1(b)
                              [_] Rule 13d-1(c)
                              [X] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James R. McNab, Jr.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          517,822 shares

                   -------------------------------------------------------------
                     6.   SHARED VOTING POWER

   NUMBER OF              7,473,707 shares
    SHARES
 BENEFICIALLY      -------------------------------------------------------------
  OWNED BY           7.   SOLE DISPOSITIVE POWER
    EACH
  REPORTING               517,822 shares
    PERSON
    WITH:          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5%(2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert S. Langer

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          503,370 shares

                   -------------------------------------------------------------
   NUMBER OF         6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             7,473,707 shares
   OWNED BY
     EACH          -------------------------------------------------------------
   REPORTING         7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH:                503,370 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Joseph Kost

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Israel

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          513,005 shares

                   -------------------------------------------------------------
    NUMBER OF        6.   SHARED VOTING POWER
     SHARES
  BENEFICIALLY            7,473,707 shares
    OWNED BY
      EACH         -------------------------------------------------------------
   REPORTING         7.   SOLE DISPOSITIVE POWER
     PERSON
      WITH:               513,005 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Essex Woodlands Health Ventures Fund IV, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          1,453,429 shares

                   -------------------------------------------------------------
    NUMBER OF        6.   SHARED VOTING POWER
     SHARES
   BENEFICIALLY           7,473,707 shares
     OWNED BY
      EACH         -------------------------------------------------------------
    REPORTING        7.   SOLE DISPOSITIVE POWER
     PERSON
      WITH:               1,453,429 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanguard VI, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          1,303,788 shares

                   -------------------------------------------------------------
    NUMBER OF        6.   SHARED VOTING POWER
     SHARES
  BENEFICIALLY            7,473,707 shares
    OWNED BY
      EACH         -------------------------------------------------------------
   REPORTING         7.   SOLE DISPOSITIVE POWER
     PERSON
     WITH:                1,303,788 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Vanguard VI Affiliates Fund, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          53,922 shares

                   -------------------------------------------------------------
    NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY           7,473,707 shares
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING        7.   SOLE DISPOSITIVE POWER
      PERSON
      WITH:               53,922 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      H&Q Life Sciences Investors

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          457,081 shares

   NUMBER OF       -------------------------------------------------------------
    SHARES           6.   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               7,473,707 shares
     EACH
   REPORTING       -------------------------------------------------------------
    PERSON           7.   SOLE DISPOSITIVE POWER
    WITH:
                          457,081 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      H&Q Healthcare Investors

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          685,621 shares

                   -------------------------------------------------------------
      NUMBER OF      6.   SHARED VOTING POWER
       SHARES
    BENEFICIALLY          7,473,707 shares
      OWNED BY
        EACH       -------------------------------------------------------------
      REPORTING      7.   SOLE DISPOSITIVE POWER
       PERSON
        WITH:             685,621 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gary Kohler

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          968,460 shares

                   -------------------------------------------------------------
     NUMBER OF       6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY           7,473,707 shares
     OWNED BY
       EACH        -------------------------------------------------------------
    REPORTING        7.   SOLE DISPOSITIVE POWER
      PERSON
      WITH:               968,460 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

                                SCHEDULE 13G

 CUSIP NO. 83568W 10 9

--------------------------------------------------------------------------------
 1.   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael R. Wigley

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY


--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

                          967,209 shares

                   -------------------------------------------------------------
   NUMBER OF         6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY             7,473,707 shares
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER
    PERSON
     WITH:                967,209 shares

                   -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER

                          7,473,707 shares

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,473,707 shares (1)

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)
                                                                    [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      76.5% (2)

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

--------------------------------------------------------------------------------

(1) Each of the reporting persons disclaims beneficial ownership of any such shares of common stock of Sontra Medical Corporation, except for the shares, if any, such reporting person holds of record. The filing of this Schedule 13G shall not be construed as an admission that any reporting person is the beneficial owner of any securities covered by this Schedule 13G.

(2) Based on 9,774,748 shares of common stock of Sontra Medical Corporation outstanding on February 14, 2002, which number includes (i) 9,330,090 shares of common stock as represented by Sontra Medical Corporation in its Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on November 12, 2002, and (ii) 444,658 shares of common stock that may become outstanding within 60 days upon the exercise of options and warrants.

                                  Schedule 13G

Item 1(a).   Name of Issuer:

             Sontra Medical Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

             58 Charles Street
             Cambridge, MA 02141

Item 2(a).   Names of Persons Filing:

             James R. McNab, Jr.
             Joseph Kost
             Robert S. Langer
             Essex Woodlands Health Ventures IV, L.P.
             Vanguard VI, L.P.
             Vanguard VI Affiliates Fund, L.P.
             H&Q Life Sciences Investors
             H&Q Healthcare Investors
             Gary S. Kohler
             Michael Wigley

Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal business address of Messrs. McNab and Kost is Sontra Medical Corporation, 58 Charles Street, Cambridge, MA 02141. The principal business address of Dr. Langer is Massachusetts Institute of Technology, Department of Chemical Engineering, 77 Massachusetts Avenue, Building E25, Room 342, Cambridge, MA 02139. The principal business address of Essex Woodlands Health Ventures, ("Essex") is Waterway Plaza Two, 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380. The principal business address of Vanguard VI, L.P. and Vanguard VI Affiliates Fund, L.P. (together, the "Vanguard Entities") is 1330 Post Oak Blvd., Suite 1550, Houston, TX 77056. The principal business address of H&Q Healthcare Investors and H&Q Life Sciences Investors (together, the "H&Q Entities") is 50 Rowes Wharf, 4th Floor, Boston, MA 02110. The principal business address of Mr. Kohler is Whitebox Advisors, 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416. The principal business address of Mr. Wigley is P.O. Box 376, Long Lake, MN 55356-0376.

Item 2(c).   Citizenship:

Each of Messrs. McNab, Langer, Kohler and Wigley is a United States citizen. Dr. Kost is an Israeli citizen. Essex is a limited partnership organized under the laws of the State of Delaware. Each of the Vanguard Entities is a limited partnership organized under the laws of the State of Delaware. Each of the H&Q Entities is a trust organized under the laws of the Commonwealth of Massachusetts.

Item 2(d).   Title of Class of Securities:

             Common Stock
             $.01 par value per share

Item 2(e).   CUSIP Number:

              3568W 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

              Not applicable

Item 4.       Ownership.

         (a)  Amount Beneficially Owned:

Each of the individuals and entities (together, the "Shareholders") listed in
Item 2(a) above may be deemed to be the beneficial owner of 7,473,707 shares of Company Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by virtue of their direct or indirect right to direct the voting of the shares beneficially and collectively owned by the Shareholders pursuant to the terms of a certain Director Voting Agreement dated as of June 20, 2002 by and among the Shareholders (the "Director Voting Agreement"). Such Company Common Stock currently constitutes approximately 76.5% of the issued and outstanding shares of Company Common Stock (based on 9,330,090 shares of Company Common Stock outstanding and 444,658 shares of Company Common Stock that may become outstanding within 60 days upon the exercise of options and warrants).

Mr. McNab has beneficial ownership, including the sole power to vote and to direct the disposition, of 517,822 shares of Company Common Stock, which constitute approximately 5.54% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 517,822 shares of Company Common Stock include 106,918 shares that are held by the J.R. and M.W. McNab Family LLC and 24,087 shares of Company Common Stock which Mr. McNab may acquire within 60 days upon exercise of options and warrants. Mr. McNab has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the Schedule 13D, filed with the SEC on July 1, 2002 (the "July Schedule D"), which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. McNab does not share dispositive power with respect to any shares of Company Common Stock. Mr. McNab is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 517,822 shares over which he has sole voting and dispositive power, as described above.

Dr. Langer has beneficial ownership, including the sole power to vote and to direct the disposition, of 503,370 shares of Company Common Stock, which constitute approximately 5.39% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 503,370 shares of Company Common Stock include 28,905 shares of Company Common Stock that are held by Laura Langer as custodian for Dr. Langer's minor children, 28,905 shares of Company Common Stock that are held by Dr. Langer's minor children, and 9,635 shares of Company Common Stock which Dr. Langer may acquire within 60 days upon exercise of options and warrants Langer disclaims beneficial ownership of the shares held by Laura Langer as custodian for Dr. Langer's minor children and by his minor children. Dr. Langer has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Dr. Langer does not share dispositive power with respect to any shares of Company Common Stock. Dr. Langer is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 503,370 shares over which he has sole voting and dispositive power, as described above.

Dr. Kost has beneficial ownership, including the sole power to vote and to direct the disposition, of 513,005 shares of Company Common Stock, which constitute approximately 5.49% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 513,005 shares of Company Common Stock include 19,270 shares of Company Common Stock which Dr. Kost may acquire within 60 days upon exercise of options and warrants. Dr. Kost has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Dr. Kost does not share dispositive power with respect to any shares of Company Common Stock. Dr. Kost is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 513,005 shares over which he has sole voting and dispositive power, as described above.

Essex has beneficial ownership, including the sole power to vote and to direct the disposition, of 1,453,429 shares of Company Common Stock, which constitute approximately 16.03% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 1,453,429 shares of Company Common Stock include 50,000 shares of Company Common Stock which Martin
P. Sutter ("Sutter") may acquire within 60 days upon exercise of options and warrants. Essex disclaims beneficial ownership of the shares held by Sutter. Essex has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Essex does not share dispositive power with respect to any shares of Company Common Stock. Essex is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,453,429 shares over which he has sole voting and dispositive power, as described above.

The Vanguard Entities have beneficial ownership, including the sole power to vote and to direct the disposition, of 1,357,710 shares of Company Common Stock, which constitute approximately 14.55% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The Vanguard Entities have shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. The Vanguard Entities do not share dispositive power with respect to any shares of Company Common Stock. The Vanguard Entities are not entitled to any rights as a shareholder of the Company for, and disclaim beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,357,710 shares over which the Vanguard Entities have sole voting and dispositive power, as described above.

The H&Q Entities have beneficial ownership, including the sole power to vote and to direct the disposition, of 1,142,702 shares of Company Common Stock, which constitute approximately 12.25% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The H&Q Entities have shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. The H&Q Entities do not share dispositive power with respect to any shares of Company Common Stock. The H&Q Entities are not entitled to any rights as a shareholder of the Company for, and disclaim beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 1,142,702 shares over which the H&Q Entities have sole voting and dispositive power, as described above.

Mr. Kohler has beneficial ownership, including the sole power to vote and to direct the disposition, of 968,460 shares of Company Common Stock, which constitute approximately 10.32% of the Company Common Stock issued and outstanding. The 968,460 shares of Company Common Stock include 40,000 shares held by Mr. Kohler as custodian for the benefit of his children and 50,000 shares of Company

Common Stock which Mr. Kohler may acquire within 60 days upon exercise of options and warrants. Mr. Kohler disclaims beneficial ownership of such shares held by him as custodian for the benefit of his children. Mr. Kohler has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. Kohler does not share dispositive power with respect to any shares of Company Common Stock. Mr. Kohler is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 968,460 shares over which he has sole voting and dispositive power, as described above.

Mr. Wigley has beneficial ownership, including the sole power to vote and to direct the disposition, of 967,209 shares of Company Common Stock, which constitute approximately 10.05% of the Company Common Stock issued and outstanding assuming the exercise of options and warrants within 60 days. The 967,209 shares of Company Common Stock include 106,800 shares that are held by Mr. Wigley as custodian for his minor children and 291,666 shares of Company Common Stock which Mr. Wigley may acquire within 60 days upon exercise of options and warrants. Mr. Wigley disclaims beneficial ownership of the shares held by his minor children. Mr. Wigley has shared power to vote 7,473,707 shares of Company Common Stock for the limited purposes described in Item 4 to the July
Schedule 13D, which represent approximately 76.5% of the Company Common Stock assuming the exercise of options and warrants within 60 days. Mr. Wigley does not share dispositive power with respect to any shares of Company Common Stock. Mr. Wigley is not entitled to any rights as a shareholder of the Company for, and disclaims beneficial ownership of, the shares of Company Common Stock covered by the Director Voting Agreement other than the 967,209 shares over which he has sole voting and dispositive power, as described above.

       (b) Percent of Class: 76.5% (based on 9,330,090 shares of Common Stock reported to be outstanding as of November 12, 2002, in the Issuer's Form 10-QSB filed on November 12, 2002, as adjusted pursuant to Rule 13d-3(d)(1)).

       (c)   Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: See Item 4(a) above.

             (ii) shared power to vote or to direct the vote: See Item 4(a) above.

             (iii)  sole power to dispose or to direct the disposition of: See
                    Item 4(a) above.

             (iv)   shared power to dispose or to direct the disposition of: See
                    Item 4(a) above.

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             See Item 4(a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10.     Certifications.

             Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003                    /s/ James R. McNab, Jr.
                                             -----------------------------------
                                             James R. McNab, Jr.

Dated:  February 14, 2003                    /s/ Joseph Kost
                                             -----------------------------------
                                             Joseph Kost

Dated:  February 14, 2003                    /s/ Robert S. Langer
                                             -----------------------------------
                                             Robert S. Langer

                                             ESSEX WOODLANDS HEALTH VENTURES
                                             FUND IV, L.P.

                                             By: Essex Woodlands Health Ventures
                                             IV, L.L.C., general partner

Dated:  February 14, 2003                    By:     /s/ Martin P. Sutter
                                                --------------------------------
                                             Name:   Martin P. Sutter
                                             Title:  Managing Director

                                             VANGUARD VI, L.P.

                                             By: Vanguard VI Venture Partners,
                                             L.L.C., general partner

Dated:  February 14, 2003                    By:     /s/ Robert D. Ulrich
                                                --------------------------------
                                             Name: Robert D. Ulrich
                                             Title:  Member

                                             VANGUARD VI AFFILIATES FUND,
                                             L.P.

                                             By: Vanguard VI Venture Partners,
                                             L.L.C., general partner

Dated:  February 14, 2003                    By:     /s/ Robert D. Ulrich
                                                --------------------------------
                                             Name: Robert D. Ulrich
                                             Title: Member

                                           H&Q HEALTHCARE INVESTORS

Dated:  February 14, 2003                  By:    /s/ Daniel Omstead
                                              ----------------------------------
                                           Name:  Daniel Omstead
                                           Title: President and Chief Executive
                                                  Officer

                                           H&Q LIFE SCIENCES INVESTORS

Dated:  February 14, 2003                  By     /s/ Daniel Omstead
                                             -----------------------------------
                                           Name:  Daniel Omstead
                                           Title: President and Chief Executive
                                                  Officer

Dated:  February 14, 2003                  /s/ Gary S. Kohler
                                           -------------------------------------
                                           Gary S. Kohler

Dated:  February 14, 2003                  /s/ Michael Wigley
                                           -------------------------------------
                                           Michael Wigley